Exhibit 99.6

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

August 5,2010

Mr. Darryl Akers

President & Chief Executive Officer

Home Federal Savings and Loan Association

1500 Carter Avenue

Ashland, Kentucky 41101

Re: Business Plan Proposal

Dear Mr. Akers:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Home Federal Savings and Loan Association (“Home Federal” or the “Association”) to fulfill all regulatory requirements relating to the Association’s mutual to stock conversion and stock offering. The Plan will focus on Home Federal’s new three-year pro formas, the stock offering impact on Home Federal and the planned use of proceeds.

Keller & Company (“Keller”) is experienced in preparing business plans for filing with and approval by all regulatory agencies. Keller prepared thirty-two in 2008, thirty-three in 2009 and fifteen in year-to-date 2010, and all were approved. Home Federal’s Plan will be based on the format provided in the attached Exhibit A. Keller will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on the Association’s input, including the current strategic plan. Keller’s objective is to ensure that the Association’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. Keller has filed numerous Plans with the OTS and the FDIC and is familiar with the pre-filing requirements of the OTS for business plans.

Exhibit B provides a sample set of pro formas. Home Federal’s pro formas will incorporate the most current interest rate projections available. Keller’s procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR and CMR Reports as of June 30, 2010, investment portfolio mix, recent lending activity, interest rate risk exposure report, deposit activity, costs and yields and other data from Home Federal. Based on a review of this information, we will then schedule a time to discuss with management the Association’s plans and expectations for the remainder of 2010, 2011, 2012 and 2013, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, charge-offs, capital expenditures, increases in fixed assets, investment strategy, expansion plans, overhead expenses, fee income, total compensation, etc. We will then prepare financial projections tying the beginning figures to Home Federal’s June 30, 2010, TFR Report balances. These projections will be updated upon the availability of the September 30,2010, figures. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based somewhat on Home Federal’s actual performance in 2009 and early 2010 in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by OTS.

Mr. Darryl Akers

August 5, 2010

With each set of pro formas, we will send Home Federal a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the new holding company (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Business Plan text and pro formas is a fee of $28,000, plus out-of-pocket expenses not to exceed $1,000. The fee includes a retainer fee of $5,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to possibly working with the Association and its senior management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller President

MRK:jmm
enclosure

Accepted this 9th day of August, 2010.

/s/ Darryl Akers
Darryl Akers